CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per Note	Maximum aggregate offering price	Amount of registration fee(1) (2)
2020 Notes	$1,250,000,000	99.925%	$1,249,062,500	$145,141.06
2020 Floating Rate Notes	$500,000,000	100.000%	$500,000,000	$58,100
Total	$1,750,000,000		$1,749,062,500	$203,241.06
(1)	Calculated in accordance with Rule 457(r) of the Securities Act.
(2)
Pursuant to Rule 457(p) under the Securities Act, the $2,021,154.81 remaining of registration fees previously paid with respect to unsold securities registered on Registration Statement File No. 333-179826 filed on March 1, 2012 by Toyota Motor Credit Corporation is being carried forward, of which $203,241.06 is offset against the registration fee due for this offering and of which $1,817,913.75 remains available for future registration fee offset.  No additional registration fee has been paid with respect to this offering. See the “Calculation of Registration Fee” table accompanying the filing of the pricing supplement dated July 9, 2013 (CUSIP: 89236TAP0), filed by Toyota Motor Credit Corporation on July 10, 2013, for information regarding the registration fees that are being carried forward.

PRICING SUPPLEMENT (To Prospectus dated February 25, 2015 and Prospectus Supplement dated February 26, 2015)	This filing is made pursuant to Rule 424(b)(5) under the Securities Act of 1933 in connection with Registration No. 333-202281.
$1,750,000,000
$1,250,000,000 2.150% Medium-Term Notes, Series B, due March 12, 2020
$500,000,000 Floating Rate Medium-Term Notes, Series B, due March 12, 2020

We are offering $1,250,000,000 aggregate principal amount of 2.150% Medium-Term Notes, Series B due March 12, 2020  (the “2020 Notes”) and $500,000,000 aggregate principal amount of Floating Rate Medium-Term Notes, Series B due March 12, 2020 (the “2020 Floating Rate Notes” and, together with the 2020 Notes, the “Notes”). The Notes will be our general unsecured obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. We will pay interest on the 2020 Notes on March 12 and September 12 of each year and on the maturity date. We will pay interest on the 2020 Floating Rate Notes on March 12, June 12, September 12, and December 12 of each year and on the maturity date. The first such payment on the 2020 Notes will be on September 12, 2015 and the first such payment on the 2020 Floating Rate Notes will be on June 12, 2015.

We may redeem some or all of the 2020 Notes at any time at our option at the applicable redemption price set forth in this pricing supplement under “Description of the Notes—Optional Redemption.”  The 2020 Floating Rate Notes will not be redeemable before their maturity.

Investing in the Notes involves a number of risks.  See the risks described in “Risk Factors” on page S-2 of the prospectus supplement.

	2020 Notes		2020 Floating Rate Notes
	Per Note	Total	Per Note	Total
Public offering price(1)	99.925%	$1,249,062,500	100.000%	$500,000,000
Underwriting discount	0.350%	$4,375,000	0.350%	$1,750,000
Proceeds, before expenses, to the Company	99.575%	$1,244,687,500	99.650%	$498,250,000
____________________
(1) Plus accrued interest, if any, from March 12, 2015, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will be ready for delivery in book-entry form only through The Depository Trust Company, and its direct and indirect participants, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, on or about March 12,  2015.

Joint Book-Running Managers
Barclays	Citigroup	J.P. Morgan	RBC Capital Markets

Co-Managers
MUFG
Ramirez & Co., Inc.
Santander
TD Securities
Telsey Advisory Group
US Bancorp

The date of this pricing supplement is March 9, 2015.

We have not authorized any person to provide you any information other than that contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus. We take no responsibility for, and can provide no assurance as to, any other information that others may give you. We are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this pricing supplement or the accompanying prospectus supplement and prospectus is accurate as of any date other than the date on the front of this pricing supplement.

TABLE OF CONTENTS

Pricing Supplement
Page

Description of the Notes	PS-1
Underwriting	PS-5
Legal Matters	PS-7

Prospectus Supplement

Forward-Looking Statements	S-1
Risk Factors	S-2
Description of the Notes	S-7
Use of Proceeds	S-32
Ratio of Earnings to Fixed Charges	S-32
United States Federal Taxation	S-33
Plan of Distribution (Conflicts of Interest)	S-47
Validity of the Notes	S-52

Prospectus

About this Prospectus	1
Risk Factors	1
Where You Can Find More Information	1
Incorporation of Information Filed with the SEC	1
Forward-Looking Statements	2
Toyota Motor Credit Corporation	3
Description of Debt Securities	4
Legal Matters	10
Experts	10

In this pricing supplement, the “Company,” “TMCC,” “we,” “us” and “our” refer specifically to Toyota Motor Credit Corporation. TMCC is the issuer of all of the notes offered under this pricing supplement. Capitalized terms used in this pricing supplement which are not defined in this pricing supplement and are defined in the prospectus supplement shall have the meanings assigned to them in the prospectus supplement.

DESCRIPTION OF THE NOTES

General

We provide information to you about the Notes in three separate documents:

•	this pricing supplement which specifically describes the Notes being offered;
•	the accompanying prospectus supplement which describes the Company’s Medium-Term Notes, Series B; and
•	the accompanying prospectus which describes generally the debt securities of the Company.

This description supplements, and, to the extent inconsistent, supersedes, the description of the general terms and provisions of the debt securities found in the accompanying prospectus and the Company’s Medium-Term Notes, Series B described in the accompanying prospectus supplement.

Terms of the Notes

The Notes:

•	will be our unsecured general obligations,
•	will rank equally with all our other unsecured and unsubordinated indebtedness from time to time outstanding,
•	will be considered part of the same series of notes as any of our other Medium-Term Notes, Series B previously issued or issued in the future,
•	will not be subject to mandatory redemption or repayment at your option,
•	will be issued in minimum denominations of $2,000 and integral multiples of $1,000 above that amount, and
•	will be denominated in U.S. dollars.

The 2020 Notes

The following description is a summary of certain provisions of the 2020 Notes:

Principal Amount: $1,250,000,000

Trade Date: March 9, 2015

Original Issue Date: March 12, 2015

Stated Maturity Date: March 12, 2020

Interest: 2.150% per annum from March 12, 2015

Interest Payment Dates: Each March 12 and September 12, beginning on September 12, 2015 and ending on the Stated Maturity Date

Day Count Convention: 30/360

Business Day Convention: Following, unadjusted

Calculation Agent:  Deutsche Bank Trust Company Americas

CUSIP / ISIN: 89236TCF0 / US89236TCF03

The 2020 Floating Rate Notes

The following description is a summary of certain provisions of the 2020 Floating Rate Notes:

Principal Amount: $500,000,000

Trade Date: March 9, 2015

Original Issue Date: March 12, 2015

Stated Maturity Date: March 12, 2020

Interest Calculation: Regular Floating Rate Note

Interest Rate Basis: LIBOR

Designated LIBOR Page: Reuters

Index Maturity: 3 months

Initial Interest Rate: The initial interest rate will be based on 3 month LIBOR determined on March 10, 2015 plus the Floating Rate Spread, accruing from March 12, 2015

Initial Interest Reset Date: March 12, 2015

Interest Reset Dates: Each Interest Payment Date

Interest Reset Period: Quarterly

Interest Determination Date: The second London Banking Day preceding each Interest Reset Date.

Interest Payment Dates: Each March 12, June 12, September 12 and December 12, beginning on June 12, 2015 and ending on the Stated Maturity Date

Floating Rate Spread: + 0.370%

Index Currency: U.S. Dollars

Day Count Convention: Actual/360

Business Day Convention: Modified Following, adjusted

Calculation Agent:  Deutsche Bank Trust Company Americas

CUSIP / ISIN: 89236TCG8 / US89236TCG85

Optional Redemption

The 2020 Floating Rate Notes are not subject to optional redemption.

The 2020 Notes will be redeemable before their maturity, in whole or in part, at our option at any time, at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of the 2020 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2020 Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points, plus in each case accrued and unpaid interest thereon to the date of redemption.

“Comparable Treasury Issue” means, with respect to the 2020 Notes, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the 2020 Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such 2020 Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Calculation Agent obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Calculation Agent after consultation with us.

“Reference Treasury Dealer” means each of Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, and RBC Capital Markets, LLC or their respective affiliates and one other primary U.S. Government securities dealer selected by us; provided, however, that if any of the foregoing or their affiliates cease to be a primary U.S. Government securities dealer in the United States, we will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Calculation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Calculation Agent by such Reference Treasury Dealer at 3:30 p.m. New York time on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of 2020 Notes to be redeemed.  Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the 2020 Notes or portions thereof called for redemption.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional notes having the same ranking, interest rate, interest rate basis, number of basis points to be added to or subtracted from the related interest rate basis, maturity and other terms as the Notes, as applicable, except for (1) the issue date, (2) the issue price and (3) the first interest payment date. Additional notes will be considered part of the same series of notes as the Notes and any of our other Medium-Term Notes, Series B previously issued or issued in the future. We also may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional debt securities under the indenture ranking equally with the Notes and our other Medium-Term Notes, Series B.

Book-Entry Notes and Form

Each tranche of the Notes will be issued in the form of one or more fully registered global notes (the “Global Notes”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depository”) and registered in the name of Cede & Co., the Depository’s nominee. Notes in definitive form will not be issued, unless the Depository discontinues providing its services as depository with respect to the Global Notes at any time and a successor depository is not obtained or unless we so determine in our sole discretion. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in the Depository, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme.

UNDERWRITING

Under the terms and subject to the conditions set forth in a terms agreement dated March 9, 2015 (the “Terms Agreement”), between us and the underwriters named below (the “Underwriters”), incorporating the terms of a distribution agreement dated as of February 26, 2015, between us and the agents named in the prospectus supplement (the “Distribution Agreement”), we have agreed to sell to the Underwriters, and the Underwriters have severally and not jointly agreed to purchase, as principals, the respective principal amounts of the Notes set forth below opposite their names.

Underwriter	Principal Amount of the 2020 Notes	Principal Amount of the 2020 Floating Rate Notes
Barclays Capital Inc.	$268,750,000	$107,500,000
Citigroup Global Markets Inc.	268,750,000	107,500,000
J.P. Morgan Securities LLC	268,750,000	107,500,000
RBC Capital Markets, LLC	268,750,000	107,500,000
Mitsubishi UFJ Securities (USA), Inc.	37,500,000	15,000,000
Santander Investment Securities Inc.	37,500,000	15,000,000
TD Securities (USA) LLC	37,500,000	15,000,000
U.S. Bancorp Investments, Inc.	37,500,000	15,000,000
Samuel A. Ramirez & Company, Inc.	12,500,000	5,000,000
Telsey Advisory Group LLC	12,500,000	5,000,000
Total	$1,250,000,000	$500,000,000

The Notes will not have an established trading market when issued. The Underwriters may from time to time make a market in the Notes but are not obligated to do so and may cease at any time. Neither we nor the Underwriters can assure you that any trading market for the Notes will be liquid.

The Notes sold by the Underwriters to the public will initially be offered at the applicable public offering prices set forth on the cover page of this pricing supplement. Any Notes sold by the Underwriters to dealers may be sold at the applicable public offering prices less a concession not to exceed 0.200% of the principal amount of the 2020 Notes or the 2020 Floating Rate Notes, as applicable. The Underwriters may allow, and dealers may reallow, a concession not to exceed 0.125% of the principal amount of the 2020 Notes or the 2020 Floating Rate Notes, as applicable, on sales to other dealers. After the initial offering of the Notes to the public, Citigroup Global Markets Inc., on behalf of the Underwriters, may change the public offering prices and concessions of the Notes.  The offering of the Notes by the Underwriters is subject to receipt and acceptance and subject to the Underwriters’ right to reject any order in whole or in part.

In connection with the offering, Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, and RBC Capital Markets, LLC, on behalf of the Underwriters, are permitted to engage in certain transactions that stabilize the prices of the Notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the prices of the Notes. If the Underwriters create a short position in the Notes in connection with the offering by selling more Notes than they have purchased from us, then the Underwriters may reduce that short position by purchasing Notes in the open market. In general, purchases of Notes for the purpose of stabilization or to reduce a short position could cause the prices of the Notes to be higher than in the absence of these purchases. The Underwriters are not required to engage in these activities, and may end any of these activities at any time. Neither we nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Notes.

We may enter into hedging transactions in connection with the issuance of the Notes, including forwards, futures, options, interest rate or exchange rate swaps and repurchase or reverse repurchase transactions with, or arranged by, any of the Underwriters or an affiliate of that Underwriter. The applicable Underwriter and its affiliates may receive compensation, trading gain or other benefits in connection with these hedging transactions and the hedging transactions described below.

Each of the Underwriters has severally agreed that it will not offer or sell any of the Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan and any branch or other office in Japan of a corporation or other entity organized under the laws of any foreign state), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan.

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.  Certain of the Underwriters and their respective affiliates have, from time to time, provided, and may in the future provide, investment banking, commercial banking and other services for the issuer in the ordinary course of business, for which they received or will receive in the future customary fees and commissions.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.  Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the Underwriters or their affiliates that have a lending relationship with us or our affiliates routinely hedge, and certain other of those Underwriters or their affiliates may hedge, their credit exposure to us and our affiliates consistent with their customary risk management policies.  A typical hedging strategy would include these Underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or those of our affiliates, including potentially the Notes offered hereby.  Any such credit default swaps or short positions could adversely affect the future trading prices of the Notes offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the several agents against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect of these liabilities. We have also agreed to reimburse each of the Underwriters for certain expenses.

LEGAL MATTERS

In the opinion of the General Counsel of TMCC, when the Notes offered by this pricing supplement and related prospectus have been executed and issued by TMCC and authenticated by the trustee pursuant to the Indenture, dated as of August 1, 1991, between TMCC and The Bank of New York Mellon Trust Company, N.A. (“BONY”), as trustee, as amended and supplemented by the First Supplemental Indenture, dated as of October 1, 1991, among TMCC, BONY and Deutsche Bank Trust Company Americas (“DBTCA”), formerly known as Bankers Trust Company, as trustee, the Second Supplemental Indenture, dated as of March 31, 2004, among TMCC, BONY and DBTCA, and the Third Supplemental Indenture, dated as of March 8, 2011, among TMCC, BONY and DBTCA (collectively, and as the same may be further amended, restated or supplemented, the “Indenture”), and delivered against payment as contemplated herein, such Notes will be legally valid and binding obligations of TMCC, enforceable against TMCC in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity. This opinion is given as of the date hereof and is limited to the present laws of the State of California and the State of New York. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the Notes and the enforceability of the Indenture with respect to the trustee and other matters, all as stated in the letter of such counsel dated February 25, 2015 and filed as Exhibit 5.1 to TMCC’s Registration Statement on Form S-3 (File No. 333-202281) filed with the Securities and Exchange Commission on February 25, 2015.